KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

September 21, 2020

Ms. Stacie Gorman

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Gateway Garage Partners LLC Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted on August 14, 2020 CIK No. 0001812641

Dear Ms. Gorman:

This letter is submitted on behalf of Gateway Garage Partners LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Confidential Draft Offering Statement on Form 1-A submitted for confidential review on August 14, 2020 (the “DOS”), as set forth in your letter dated August 28, 2020 addressed to Mr. Charles Follini, the President of the Company (the “Comment Letter”).  The Company is concurrently submitting for confidential review Amendment No. 3 to the DOS (the “Amendment No. 3”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comments refer to the DOS, and page references in the response refer to Amendment No. 3.  The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

Amendment No. 2 to Draft Offering Statement on Form 1-A

General

1.	We note your response to comment 1 of our letter dated June 17, 2020. We are unable to agree with your assertion that OpCo should not be identified as a co-registrant pursuant to Securities Act Rule 140. Please revise your offering circular to specifically identify OpCo as a co-registrant and revise your disclosure throughout accordingly.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 3 to specifically identify OpCo as a co-issuer.

September 21, 2020 page 2

General

2.	We note that you intend to offer the shares at a price of $100 per share. We further note that you plan to pay Lex Markets "1.0% of the value of the public float of our Units, based on the average price per Unit of the last 90 calendar days of the immediately preceding calendar year." Please clarify whether you intend for the price of the shares to vary throughout the offering, and if so, what intervals you expect the price to change at, and clarify how you will determine the new price.

RESPONSE: In response to the Staff’s comment, the Company has revised the language on the cover page and pages 4 and 16 to provide the requested disclosure.

Information Provided to the Service Provider, page 29

3.	We note that you must provide information to an independent service provider to ensure compliance with reporting obligations. Please identify the third party service provider and disclose what actions the service provider may take if you fail to comply.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 29 to provide the requested disclosure.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Charles Follini

Gateway Garage Partners LLC